United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

December 28, 2010
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 28, 2010, we received notice from Elm Road Services, LLC ("the Operator") that Unit 2, a 615 megawatt coal-fired generating unit being constructed in Oak Creek, Wisconsin, is not expected to be placed into commercial operation until late January 2011.

MGE Power Elm Road, LLC, a subsidiary of MGE Energy, Inc., owns an 8.33% interest in each of the two 615 megawatt coal-fired generating units in Oak Creek, Wisconsin. Unit 1 entered commercial operation on February 2, 2010. MGE Power Elm Road, LLC, has leased both Units to Madison Gas and Electric Company ("MGE") pursuant to separate facility lease agreements. These leases were authorized by order of the Public Service Commission of Wisconsin ("PSCW") in accordance with applicable provisions of Wisconsin law that authorized financing of new generation through facility leases. The PSCW order establishes a cap on the construction costs that may be passed through the lease agreements to MGE and its customers, through rates. Additional costs attributable to force majeure events, as defined in the leases, do not count against this cap but are subject to PSCW review and determination that the costs were prudently incurred.

The Operator has informed us that Unit 2 has completed critical performance tests necessary for the unit to be placed into commercial operation. One of these tests is an operability test, which requires the unit to achieve a minimum availability of 90% over a continuous 15-day period. In addition, Unit 2 has completed the required net capacity and heat rate tests, as well as certain environmental tests.

However, the Operator informed us that Unit 2 has not been placed into commercial operation because of problems identified with one of two main boiler feed pumps. The boiler feed pumps supply high temperature, high pressure water to the boiler, which turns this water into steam to power the Unit's turbine generator. One of the boiler feed pumps has had high vibration and has also experienced sub-synchronous vibration, which occurs when the frequency of the vibration is different than the rotational speed of the pump. We were also informed by the Operator that the construction contractor, Bechtel Power Corporation ("Bechtel"), is working with the pump manufacturer and has engaged a third party expert to review and correct these issues. Because of the issues with the boiler feed pump, Unit 2 will not be placed into commercial operation and turned over to the Unit owners (including us) during the fourth quarter of 2010 as we had previously anticipated. Based upon the schedule and information provided to the Operator by Bechtel, it is expected that Unit 2 will be placed into commercial operation and turned over to us on or about January 28, 2011.

The Operator has stated that it expects to collect liquidated damages under its contract with Bechtel for the construction of the Elm Road generating units. However, the final amount of liquidated damages that are collected may be adjusted as the Operator anticipates Bechtel will be entitled to some amount of schedule relief for the delay. We expect that any liquidated damages that we receive as a result of the delays associated with Unit 2 will be returned to our customers.

* * * * *

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, which are subject to risks and uncertainties. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "expect," "anticipate," "estimate," "could," "should," "intend," and other similar words generally identify forward-looking statements. The factors that could cause actual results to differ materially from the forward-looking statements made by the Registrants include those factors discussed herein, as well as the items discussed in ITEM 1A. Risk Factors in the Registrant's annual report on Form 10-K for the year ended December 31, 2009, and other factors discussed in filings made by the Registrants with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. The Registrants do not undertake any obligation to publicly release any revision to their forward-looking statements to reflect events or circumstances after the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: December 28, 2010
/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer